

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2012

Via E-mail
Jacob Frydman
Chief Executive Officer
United Realty Trust Incorporated
44 Wall Street, Second Floor
New York, NY 10005

> **Re: United Realty Trust Incorporated**
> **Amendment No. 1 to Registration Statement on**
> **Form S-11**
> **Filed December 21, 2011**
> **File No. 333-178651**

Dear Mr. Frydman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.

2.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3. We note that you may invest in real estate-related assets, such as real estate debt, securities, bridge loans and mezzanine loans. We also note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

4. Please revise to disclose the restrictions of your share repurchase program that apply prior to the NAV pricing start date. Also, please note that we will refer your filing to the Office of Mergers and Acquisitions for further review of the program.

5. We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Trading and Markets in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

6. If the NAV pricing start date could take place prior to the completion of your primary offering, please revise to discuss how that would impact the offering.

Cover Page of Prospectus

7. Please revise to limit this page to one page pursuant to Item 501(b) of Regulation S-K. Also, please ensure that the prospectus is printed in type at least as large as 10-point type. Please refer to Rule 420 of Regulation C.

Prospectus Summary, page 1

8. Your summary currently repeats, verbatim, disclosure that appears later in the document. Please limit the use of verbatim repetition and revise this section to provide information that is key to an investment decision.

What are your investment objectives, page 3

9. Please revise to provide the basis for the last sentence to this answer that an investor may be able to obtain a return of all or a portion of their capital by selling their common shares since there is no market for the shares.

Who is your advisor and what will it do, page 6

10.   Considering your advisor was recently formed, please revise to clarify if it will have the sufficient personnel to fulfill its obligations owed to you pursuant to your advisory agreement. Also, clarify whether it will have any assets with which to remedy any breach of contractual or fiduciary duties.

What is the experience of your sponsor, page 7

11.   Please revise to clarify here that your sponsor has no experience, if true, in operating a public REIT. Include appropriate risk disclosure of the noted lack of experience elsewhere, as appropriate.

Estimated Use of Proceeds, page 75

12.   We note that you may also invest in other real estate investments, such as equity or debt interests and bridge loans or mezzanine loans. If known, please discuss your anticipated breakdown of your ownership of real estate securities and loans. In addition, please disclose the target assets you intend to acquire if you only raise the minimum amount or an amount substantially less than your maximum.

Management, page 78

Board of Directors, page 78

13.   We note you indicate on page 78 that you will have three independent directors. Please include the applicable Item 401 of Regulation S-K disclosure for each person when available.

14.   If you elect to retain disclosure beyond that required by Item 401 of Regulation S-K, such disclosure should be complete. Please revise to identify Mr. Frydman's affiliates and the businesses he has operated in this section. Also, identify the companies you refer to in Mr. Kahn's description.

Restricted Share Plan, page 83

15.   We note you indicate on page 83 that you intend to adopt an employee and director incentive restricted share plan. We further note that in the next sentence on page 83 you indicate that the board of directors adopted the plan. Please revise to clarify.

Our Advisor, page 86

16.   Please revise your disclosure to provide Mr. Aarons' dates of employment with David Lerner & Associates.

Compensation Table, page 93

17.   We note your disclosure that you will reimburse your advisor for personnel costs, including your disclosure in footnote (9) on page 103 relating to base salary, bonuses and related benefits. Please tell us what consideration you gave to providing the disclosure required by Item 402 of Regulation S-K regarding compensation of your named executive officers in future Exchange Act reports. Please refer to Item 402(a)(2) that requires disclosure of compensation paid "by any person for all services rendered in all capacities to the registrant."

18.   You indicate that your property manager "may" pay a portion of its fees to any subcontractor it uses. Please clarify whether the manager may subcontract out its entire obligations to manage and lease your properties and still collect its fees and have you reimburse the subcontractors for their full expenses and fees. If so, discuss the purpose of the property management and leasing fees.

19.   Considering the leasing fees are paid at the time of execution based on future rents, please clarify whether the fees would be remitted to you if the tenants default on their lease obligations. If not, discuss the conflict this fee creates when your property manager is considering the credit worthiness of a potential tenant.

Conflicts of Interest, page 106

20.   Please disclose any affiliated program that is in direct competition with you for investors or investments.

21.   We note you indicate on page 106 that your advisor will not pursue any opportunity to acquire any real estate properties or real estate-related loans and securities unless and until the opportunity is first present to you, subject to certain exceptions. We further note you indicate that the obligation to present investment opportunities to you first does not apply to certain investment opportunities. Please expand your disclosure to provide more details as to these exceptions.

Borrowing Policies, page 124

22.   Please describe the process the independent directors will undertake to determine that borrowing from your advisor or affiliates is "fair, competitive and commercially reasonable and no less favorable to [you] than comparable loans between unaffiliated parties."

Funds From Operations and Modified Funds From Operations, page 141

23.   Please tell us how you determined that fair value adjustments of derivatives, other mark-to-market adjustments, gains and losses from dispositions of assets, and gains and losses from extinguishment or sale of debt, derivatives, or securities holdings should be

described as non-recurring. Refer to Question 102.03 of the Compliance & Disclosure Interpretation on Non-GAAP Financial Measures.

Prior Performance Summary, page 146

24.   Please clarify whether the prior programs and "non-programs" identified in this section raised funds from passive investors.

Share Repurchase Program, page 193

25.   We note you indicate on page 194 that the board of directors may change the purchase price for repurchases or otherwise suspend or terminate your share repurchases. Please revise to disclose how shareholders will be notified of any such change. Please also provide a timeframe for disclosure.

Prior Performance Tables

Table III – Jacob Fryman and Affliates, page A-1-5

26.   Please clarify if this table includes programs with offerings that closed outside the five year window referenced in Instruction 1 to this table.

27.   Please clarify if the net income disclosed is based on GAAP as indicated in the table even though your introduction states that the information is provided on a cash basis.

28.   Considering the interest paid, please clarify how you calculated the cash generated from operations line item.

Appendix A-2, page A-2-1

29.   Please clarify how the information provided here is relevant to investors if the investment objectives are not similar, funds were not raised from passive investors, and these investments were subject to different conflict and risk profiles.

30.   If you elect to retain this information, please provide it in a format that is consistent with Table III of Appendix II of Industry Guide 5 or explain your basis for this format.

Part II. Information Not Required In Prospectus

Item 32. Sales to Special Parties, page II-1

31.   We note you indicate that URTI LP, LLC will receive a special limited partner interest in distributions of your operating partnership. Please elaborate on the noted interest in the compensation and/or Item 404 of Regulation S-K disclosure, as applicable.

Item 36. Financial Statements and Exhibits, page II-3

32.   We note you indicate that a number of your exhibits are to be filed by amendment. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please file a draft copy on EDGAR as correspondence.

33.   We note the exhibit list includes "form of" several documents. Please advise us if you do not intend on filing final executed documents prior to effectiveness of the registration statement.

Acquisitions of Properties Since 1996, page II-8

34.   Please tell us your basis for including information here that is beyond that requested by Table VI of Appendix II of Industry Guide 5.

Signatures

35.   Please note that the registration statement must be signed by a majority of the board of directors. Please see the Instructions to Signatures on Form S-11 for guidance.

36.   Please include the signatures of your controller or principal accounting officer. Please see the Instructions to Signatures on Form S-11 for guidance.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal

securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Senior Counsel

cc: Peter M. Fass, Esq.
        Via E-mail